SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Zoltek Companies, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98975W104
(CUSIP Number)

Zsolt Rumy

3101 McKelvey Rd.

St. Louis, MO 63044

(314) 291-5110

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

09/27/2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

(Continued on following pages)

1.	NAME OF REPORTING PERSONS: Zsolt Rumy I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): Not Applicable

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: Not Applicable

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,171,852*
	8.	SHARED VOTING POWER: 1,040,000**
	9.	SOLE DISPOSITIVE POWER: 5,171,852*
	10.	SHARED DISPOSITIVE POWER: 1,040,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,211,852

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.0%

14.	TYPE OF REPORTING PERSON: IN

*	Includes (i) 23,948 shares issuable upon exercise of certain presently exercisable stock options held by Mr. Rumy and (ii) 25,000 shares held by a charitable trust of which Mr. Rumy is the trustee.
**	Includes (i) 540,000 shares held jointly by Mr. Rumy and his wife, Mary Rumy, and (ii) 500,000 shares held by a trust of which Mr. and Mrs. Rumy are trustees.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock of Zoltek Companies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 3101 McKelvey Road, St. Louis, Missouri 63044.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Zsolt Rumy.

(a) - (c)

Mr. Rumy is the founder of the Issuer and has served as Chairman of the Board, Chief Executive Officer and President and as a director of Issuer since 1975. Issuer’s business address is 3101 McKelvey Road, St. Louis, Missouri 63044. As noted above, Mr. Rumy has shared voting and dispositive power with his wife, Mary Rumy. Mrs. Rumy is a travel services professional and uses 3101 McKelvey Road, St. Louis, Missouri 63044 as her business address.

(d) - (e)

During the last five years, neither Mr. Rumy nor Mrs. Rumy has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. and Mrs. Rumy are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described in response to Item 4, as an inducement for Toray Industries, Inc., a Japanese kabushiki kaisha (“Parent”) to enter into the Merger Agreement described in Item 4, Mr. Rumy, solely in his capacity as a shareholder of the Issuer, entered into a stockholder voting agreement, dated as of September 27, 2013 (the “Voting Agreement”) with respect to the shares of the Issuer beneficially held by Mr. Rumy. Mrs. Rumy is not a party to the Voting Agreement. Parent has not paid any additional consideration to Mr. Rumy in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

 ITEM 4. PURPOSE OF TRANSACTION

As an inducement for Parent to enter into the Merger Agreement (as defined below), Mr. Rumy entered into the Voting Agreement. The purpose of the Voting Agreement is to facilitate the transactions contemplated by the Merger Agreement.

On September 27, 2013, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Issuer, Parent and TZ Acquisition Corp., a Missouri corporation (“Merger Sub”). Upon the terms and subject to the conditions in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, each issued and outstanding share of the Issuer’s common stock (other than any shares (i) owned by Parent, Merger Sub, the Issuer or any of their subsidiaries, and (ii) owned by shareholders who are entitled to, and who have properly exercised, appraisal rights in accordance with applicable Missouri law) will be converted automatically into the right to receive $16.75 per share in cash, without interest (the “Merger Consideration”). At the Effective Time, each stock option outstanding under the Issuer’s equity plans, whether vested or unvested, will also be converted into the right to receive the Merger Consideration with respect to each share subject to the award, less the applicable exercise price per share.

Each party’s obligation to consummate the Merger is subject to customary conditions, including, but not limited to: (i) approval of the Merger Agreement by the holders of at least two-thirds of the outstanding shares of the Issuer common stock entitled to vote, (ii) the expiration or early termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) written confirmation from the Committee on Foreign Investment in the United States that review of the Merger under the Foreign Investment and National Security Act of 2007 has been completed and that there are no unresolved national security concerns with respect to the Merger, and (iv) the absence of any order enjoining or prohibiting the Merger. Additionally, each party’s obligation to consummate the Merger is subject to certain other conditions, including, but not limited to: (a) the accuracy of the other party’s representations and warranties contained in the Merger Agreement (subject to certain materiality qualifiers), and (b) the other party’s compliance with its obligations under the Merger Agreement in all material respects. The Merger Agreement does not contain a financing contingency.

Pursuant to the Merger Agreement, at the effective time of the Merger (i) the directors of Merger Sub will become the directors of the Surviving Corporation and (ii) the officers of the Issuer will become the officers of the Surviving Corporation. Also pursuant to the Merger Agreement, at the effective time of the Merger, the articles of incorporation and bylaws of Merger Sub will become the articles of incorporation and bylaws of the Surviving Entity in the Merger. Following the completion of the Merger, the Issuer’s common stock will be delisted from the NASDAQ Stock Market.

In connection with the execution of the Merger Agreement, Mr. Rumy, solely in his capacity as a shareholder of Issuer representing approximately 18.0% of the outstanding shares of the Issuer’s common stock, entered into the Voting Agreement, pursuant to which Mr. Rumy agreed to vote in favor of the Merger and the approval of the Merger Agreement, subject to the limitations set forth in the Voting Agreement. The parties’ obligations under the Voting Agreement will terminate if, among other reasons, the Merger Agreement is terminated in accordance with its terms.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements. The Merger Agreement and the Voting Agreement are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the date of this Schedule 13D, Mr. Rumy beneficially owned in the aggregate 6,211,852 shares or approximately 18.0% of the issued and outstanding shares of the Issuer. The percentage above is calculated based upon 34,390,922 shares outstanding as of September 24, 2013, and 23,948 shares issuable upon exercise of presently exercisable stock options held by Mr. Rumy.

(b)

Mr. Rumy has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 5,171,852 shares of which 23,948 shares are issuable upon exercise of certain presently exercisable stock options held by Mr. Rumy and 25,000 shares are held by a charitable trust of which Mr. Rumy is the trustee. Mr. Rumy has shared voting power and dispositive power with Mrs. Rumy with respect to 1,040,000 shares of which 540,000 shares are held jointly by Mr. and Mrs. Rumy and 500,000 shares held by a trust of which Mr. and Mrs. Rumy are trustees.

(c)	Mr. Rumy did not engage in any transactions in shares of the Issuer during the last 60 days.

(d)

To the knowledge of Mr. Rumy, other than Mrs. Rumy, no other persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rumy and any person with respect to the securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:

Agreement and Plan of Merger dated as of September 27, 2013, by and among Zoltek Companies, Inc., Toray Industries, Inc. and TZ Acquisition Corp. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, filed by Zoltek Companies, Inc., on September 27, 2013).

Exhibit 2:

Stockholder Voting Agreement dated as of September 27, 203, by and between Toray Industries, Inc. and Zsolt Rumy (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K, filed by Zoltek Companies, Inc., on September 27, 2013).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2013

/s/ Zsolt Rumy
Name: Zsolt Rumy